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                                                                    Exhibit 12

                             FLEMING COMPANIES, INC.
             COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

                                                   28 Weeks Ended
                                               July 12,       July 13,
(In thousands of dollars)                       1997            1996
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Earnings:
   Pretax income                               $ 38,467      $ 31,388
   Fixed charges, net                           105,720       114,268
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         Total earnings                        $144,187      $145,656

Fixed charges:
   Interest expense                            $ 85,045      $ 90,090
   Portion of rental charges
         deemed to be interest                   20,477        23,983
   Capitalized interest                               -            11
----------------------------------------------------------------------

         Total fixed charges                   $105,522      $114,084

Ratio of earnings
    to fixed charges                               1.37          1.28

"Earnings" consists of income before income taxes and fixed charges excluding capitalized interest. Capitalized interest amortized during the respective periods is added back to earnings.

"Fixed charges, net" consists of interest expense, an estimated amount of rental expense which is deemed to be representative of the interest factor and amortization of capitalized interest.

The pro forma ratio of earnings to fixed charges is omitted as it is not applicable.